ProShare Capital Management LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

September 4, 2012

VIA EDGAR CORRESPONDENCE

Sonia Barros, Esq.

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Post-Effective Amendment No. 1 to Registration Statement;
ProShares Trust II (File No. 333-163511)

Dear Ms. Barros:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “1933 Act”), ProShares Trust II (the “Trust”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Trust’s Post-Effective Amendment No. 1 under the 1933 Act to its Registration Statement on Form S-1 (the “Amendment”). The Amendment was filed with the Commission on August 31, 2012 (Accession No. 0001193125-12-377579).

The Trust is withdrawing the Amendment because the Amendment was filed under the incorrect file number. The Amendment should be filed under File No. 333-178707. No securities were sold in connection with the Amendment.

If you have any questions regarding this matter, please contact the undersigned at (240) 497-6577.

Very truly yours,

/s/ Kenneth C. Fang
Kenneth C. Fang Vice President and Legal Counsel